OMNITEK ENGINEERING CORP.

M E M O R A N D U M

TO:	John Stickel Securities and Exchange Commission Division of Corporation Finance Washington DC 20549

FROM:	Werner Funk, President Omnitek Engineering Corp.

DATE:	June 5, 2012

RE:	Omnitek Engineering Corp. Registration Statement on Form S-1 Filed May 16¸2012 File No. 333-181469

We submit the following in response to your comments by letter of June 4, 2012.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:
o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosure.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:  We have revised the prospectus coverpage to disclose that we are an emerging growth company.

We have further revised the prospectus with the addition of a Risk Factor to describe how and when a company may lose emerging growth status, the exemptions available should one choose to be classified as an emerging growth company, and to state our election to opt out of the extended transition period for complying with new or revised account standards.

In addition, as recommended, we have added additional language to existing risk factors to described the that as a Smaller Reporting Company we are exempt from we are exempt from Section 404(b) of the Sarbanes-Oxley Act and that our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until such time as we cease being a Smaller Reporting Company.

Exhibit 5.1

2.
It appears that the legal opinion only covers the shares issuable upon exercise of the warrants, but not the shares of common stock already issued. Please have counsel revise its opinion accordingly or provide a separate legal opinion for the shares already issued.

Response:  Our counsel has revised and we are providing and updated legal opinion to include the shares of common stock already issued as well as the shares issuable upon exercise of the warrants.

In connection with the Company’s responding to the comments set forth in the June 4, 2012 comment letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

OMNITEK ENGINEERING CORP.

 /s/ Werner Funk
_______________________________
By:    Werner Funk
Title: President and Chief Executive Officer,